Exhibit 99.5

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Central Fund of Canada Limited (the “Company”) on Form 40-F for the period ended October 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, J.C. Stefan Spicer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 8, 2016	/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President & Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Central Fund of Canada Limited and will be retained by Central Fund of Canada Limited and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Central Fund of Canada Limited (the “Company”) on Form 40-F for the period ended October 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Catherine A. Spackman, the Treasurer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 8, 2016	/s/ Catherine A. Spackman
Catherine A. Spackman
Treasurer and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Central Fund of Canada Limited and will be retained by Central Fund of Canada Limited and furnished to the Securities and Exchange Commission or its staff upon request.